EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

June 7, 2011	No. 11-07

Avalon Announces New Senior Executive Appointments

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE Amex LLC: AVL) (“Avalon” or the “Company”) is pleased to announce the following two new senior executive appointments to the Company’s management team.

Brian Chandler, P. Eng., Senior Vice President and Chief Operating Officer

Brian Chandler is a Professional Engineer who brings over 30 years cumulative international experience in project development and operations in various parts of the world including Canada, Ireland, Indonesia, Angola, and Africa. Most recently, Brian served as Senior Vice President and Managing Director for the African operations of IAMGOLD Corp, based in Dakar, Sénégal, where he successfully led the establishment of IAMGOLD’s corporate presence in West Africa.

Educated in the United Kingdom, Brian holds a B.Sc. from Coventry University, with graduate studies in industrial management.  He began his mining career in northern British Columbia and the Yukon, then moved on to international assignments with major mining companies including Freeport McMoran and Anglo American Corporation. Brian has a strong reputation as a leader and strategic thinker who makes health, safety, the environment and corporate social responsibility a top priority, consistent with Avalon’s core values.

In his new position with Avalon, Brian will be responsible for the management of all the Company’s operations and development projects with initial focus on the development of the Thor Lake Project including its mineral processing and refining operations. Mr. Chandler will commence his employment on or about August 15, 2011 and will be based at the Company’s Operations Office in Delta, BC.

Richard Pratt, Vice President, General Counsel and Corporate Secretary

Richard Pratt has over 20 years of experience in private legal practice, where he represented corporate and financial institution clients in a wide array of sectors, including mining, manufacturing, broadcasting and technology, focusing on business critical public and private debt financings and re-organizations. He is a member of the Law Society of Upper Canada and holds an Honours B.Comm. from the University of Manitoba and a Bachelor of Laws from Dalhousie University, Halifax, NS.

Since 2008, Richard has served as General Counsel for MagIndustries Corp, a TSX-listed company with industrial minerals assets in the Republic of Congo, and which is the subject of a take-over bid by Evergreen Industries Group from Shanghai, China. From 1996 to 2008, Richard worked for the law firm Osler, Hoskin & Harcourt LLP, in Toronto, rising to the position of Partner in the Financial Services Group.

At Avalon, Richard’s work will be focused primarily on all the regulatory and legal affairs relating to the development of the Company’s Thor Lake Project and other new business development work. He is expected to commence his employment, once his duties with MagIndustries Corp. have been substantially concluded, which is anticipated to be on August 1, 2011. Richard will be based in the Company’s head office in Toronto.

Commenting on today's announcement, Don Bubar, President of Avalon, said, "The addition of these two seasoned mining executives greatly strengthens our management team as the Company continues its transition from an exploration and development company to a profitable producer of rare metals and minerals. We look forward to having Brian and Richard join our team to continue building on the excellent progress achieved to date on the Thor Lake project under the leadership of Avalon's Vice President, Operations, David Swisher, Vice President, Exploration, Bill Mercer and Vice President, Sales and Marketing, Pierre Neatby. "

About Avalon Rare Metals Inc. (TSX and NYSE-Amex LLC: “AVL”)

Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 94,154,915. Cash Resources: $31 million

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the filing of a final base shelf prospectus and prospectus supplement of the Company and obtaining a receipt therefor and having the registration statement declared effective.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.